June 5, 2008

Mr. Christian T. Sandoe Securities and Exchange Commission Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Mr. Sandoe:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 29 to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the "Trust") filed on Form N-1A on April 1, 2008 ("Amendment No. 28"), concerning the following new series of the Trust: Claymore/BNY Frontier Select DR Index ETF (the "Fund"). Below, we describe the changes made to the registration statement in response to the staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 31 (the "Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

PROSPECTUS:

         COMMENT 1. ON PAGE 2, THE HEADING USES THE WORD "SELECTOR" IN THE NAME OF THE FUND. PLEASE CONFORM THE HEADING TO THE OTHER USES OF THE FUND'S NAME, WHICH CONTAIN THE WORD "SELECT." ALSO, PLEASE CONFIRM THAT THE "DR" IN THE FUND'S NAME IS AN ACRONYM FOR "DEPOSITORY RECEIPTS."

                  Response 1. The Fund's name has been changed to the "Claymore/BNY Mellon Frontier Markets ETF," and the heading has been conformed accordingly. The acronym "DR" in the Fund's initial name (as well as the name of the Index) does refer to depository receipts.

         COMMENT 2. PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         IN THE THIRD PARAGRAPH, PLEASE CHANGE THE REFERENCES TO "STOCKS" TO "SECURITIES" TO REFLECT THE FACT THAT THE FUND WILL BE INVESTING IN DEPOSITORY RECEIPTS.

         THE PROSPECTUS CURRENTLY STATES THAT THE FUND WILL NORMALLY INVEST AT LEAST 80% OF ITS ASSETS IN SECURITIES THAT COMPRISE THE INDEX. AS SET FORTH IN INVESTMENT COMPANY ACT RELEASE NO. 24828 (JANUARY 17, 2001), PLEASE NOTE THAT INDEX FUNDS WHOSE NAMES CONTAIN THE WORD "INDEX" WOULD GENERALLY BE EXPECTED TO INVEST MORE THAN 80% OF THEIR ASSETS IN THE UNDERLYING INDEX IN ORDER TO COMPLY WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

                  Response 2. The disclosure has been revised accordingly.

         COMMENT 3. PRIMARY INVESTMENT STRATEGIES (PAGE 2)

         PLEASE CLARIFY THAT THE DEPOSITORY RECEIPTS IN WHICH THE FUND INVESTS ARE BASED UPON UNDERLYING STOCKS RATHER THAN BONDS.

                  Response 3. The disclosure has been revised accordingly. We also note that the Fund may invest, in certain limited circumstances, directly in one or more underlying stocks of the depository receipts that comprise the Index. Disclosure has been added to the prospectus to

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CHRISTIAN SANDOE, ESQ.
JUNE 5, 2008
PAGE 2


         clarify the foregoing, including the circumstances under which the Fund may invest directly in underlying stocks.

         COMMENT 4. INDEX CONSTRUCTION (PAGE 3)

         ITEM 1 IN THIS SECTION SEEMINGLY INDICATES THAT DEPOSITORY RECEIPTS MEETING THE CRITERIA SET FORTH THEREIN ARE AUTOMATICALLY INCLUDED TO THE INDEX, BUT ITEM 2 SEEMS TO INDICATE THAT THE INDEX PROVIDER HAS DISCRETION OVER WHETHER OR NOT TO INCLUDE OTHERWISE-QUALIFYING SECURITIES IN THE INDEX. PLEASE RECONCILE THE TWO ITEMS.

                  Response 4. Item 2 has been revised to clarify that the discussion refers to a quarterly review of the Index methodology, rather than whether to include qualifying securities in the Index at any given time.

         COMMENT 5. INDEX CONSTRUCTION (PAGE 3)

         THE FINAL BULLET UNDER ITEM 1 STATES THAT "PASSIVE FOREIGN INVESTMENT COMPANIES ARE EXCLUDED BASED ON THE BEST INFORMATION AVAILABLE." PLEASE CLARIFY WHY PASSIVE FOREIGN INVESTMENT COMPANIES ARE EXCLUDED FROM THE INDEX AND WHAT THE "BEST INFORMATION AVAILABLE" ENTAILS.

                  Response 5. Disclosure has been added accordingly.

         COMMENT 6. INDEX CONSTRUCTION (PAGE 4)

         PLEASE CLARIFY WHAT ITEM 4 MEANS WHEN IT SAYS THAT THE INDEX "MAY BE" ADJUSTED FOR CHANGES IN SHARES AND FLOAT.

                  Response 6. The disclosure has been revised to clarify that such adjustments will take place on a quarterly basis.

         COMMENT 7. PRIMARY INVESTMENT RISKS (PAGE 4)

         AS THE FUND WILL INVEST IN DEPOSITORY RECEIPTS, PLEASE REVISE THE DISCLOSURE IN "EQUITY RISK" TO REMOVE REFERENCES TO COMMON STOCKS.

                  Response 7. As set forth in Response 3 above, the Fund may invest directly in underlying stocks in certain circumstances. Accordingly, the references to common stocks have not been removed from the disclosure.

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CHRISTIAN SANDOE, ESQ.
JUNE 5, 2008
PAGE 3


         COMMENT 8. SECONDARY INVESTMENT STRATEGIES (PAGE 8)

         (A) THE PROSPECTUS CURRENTLY STATES THAT THE FUND WILL NORMALLY INVEST AT LEAST 80% OF ITS ASSETS IN SECURITIES THAT COMPRISE THE INDEX. AS SET FORTH IN INVESTMENT COMPANY ACT RELEASE NO. 24828 (JANUARY 17, 2001), PLEASE NOTE THAT INDEX FUNDS WHOSE NAMES CONTAIN THE WORD "INDEX" WOULD GENERALLY BE EXPECTED TO INVEST MORE THAN 80% OF THEIR ASSETS IN THE UNDERLYING INDEX IN ORDER TO COMPLY WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

         (B) IN ADDITION, PLEASE CLARIFY HOW THE FUND EXPECTS TO TRACK THE INDEX AND MINIMIZE TRACKING ERROR IF IT WILL NORMALLY INVEST 80% OF ITS ASSETS IN COMPONENT SECURITIES OF THE INDEX. DOES THE FUND, FOR EXAMPLE, EXPECT TO HOLD THE REMAINING 20% OF ITS ASSETS IN CASH?

                  Response 8. (a) As set forth in Response 1, the name of the Fund has been changed and no longer includes the word "Index." Pursuant to Rule 35d-1, disclosure also has been added to clarify that the Fund will normally invest at least 80% of its total assets in securities of issuers from "Frontier Market" countries (whether directly or through depositary receipts), as defined by the Index Provider from time to time in the manner set forth in the prospectus.

                              (b) The Fund expects that any of its assets invested in assets other than the component securities of the Index generally would either be in derivatives or other investments made to assist the Fund in tracking the Index (or, on a temporary basis, in cash or similarly liquid assets for cash management purposes). The Fund does not expect to hold close to 20% of its assets in investments other than the component securities of the Index for a substantial length of time.

                              In addition, as set forth in Response 3, the Fund may, in certain limited circumstances, invest directly in one or more underlying stocks of the depository receipts that comprise the Index. Disclosure has been added to the prospectus to clarify that the Fund's requirement to invest 80% of its assets in securities that comprise the Index includes investments in such underlying stocks. We note that the Fund's exemptive relief currently allows the Fund to invest 80% of its assets in component securities of the Index "and investments that have economic characteristics that are substantially identical to the economic characteristics" of the Index's component securities. We believe that the underlying stocks in respect of the depository receipts that comprise the Index qualify as "investments that have economic characteristics that are substantially identical to the economic characteristics" of the Index's depository receipts.

STATEMENT OF ADDITIONAL INFORMATION:

         COMMENT 9. INVESTMENT RESTRICTIONS AND POLICIES - INVESTMENT RESTRICTIONS (PAGE 3)

         PLEASE CLARIFY THAT THE FUND WILL INVEST MORE OR LESS THAN 25% OF ITS ASSETS IN THE SECURITIES OF ANY ONE INDUSTRY OR GROUP OF INDUSTRIES TO THE EXTENT ITS UNDERLYING INDEX EXCEEDS OR FALLS SHORT OF SUCH THRESHHOLD.

                  Response 9. We hereby represent that pursuant to the current disclosure regarding such limitation, the Fund will invest more than 25% of its assets in the securities of any one industry or group of industries if the Index exceeds such threshhold, and will invest less than that amount if the Index falls short of such threshhold.

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CHRISTIAN SANDOE, ESQ.
JUNE 5, 2008
PAGE 4


         COMMENT 10. MANAGEMENT - TRUSTEES AND OFFICERS (PAGE 12)

                  PLEASE CLARIFY THE CURRENT OCCUPATIONS OF RANDALL C. BARNES AND RONALD E. TOUPIN, JR.

                  Response 10. Additional disclosure has been added accordingly.

         COMMENT 11. CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS (PAGE 29)

         AS THE FUND WILL BE INVESTING IN DEPOSITORY RECEIPTS RATHER THAN STOCKS DIRECTLY, PLEASE CONSIDER WHETHER THE LIST OF COUNTRIES AND HOLIDAYS SHOULD ONLY REFER TO THOSE COUNTRIES IN WHICH THE INDEX'S DEPOSITORY RECEIPTS ARE TRADED.

                  Response 11. As set forth in Response 3, the Fund may invest directly in underlying stocks in certain circumstances. Accordingly, we believe that it would be appropriate to retain an extended list of countries and holidays. The list has been modified to reflect the countries represented in the Index.

         COMMENT 12. CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS (PAGE 33)

         PLEASE CONFIRM WHETHER THERE IS A MISSING FOOTNOTE ENTRY FOR RUSSIA ON THE LIST OF DELAYED SETTLEMENT TIMES FOR THE YEAR 2008.

                  Response 12. The list has been revised to reflect the countries represented in the Index and no longer contains Russia.

         As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

                  the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

                  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 818-3412, or Stuart Strauss at (212) 878-4931. Thank you.


                                       Sincerely,


                                       /s/ Jeremy Senderowicz